Act: 1934
Section:
Rule: 12H-3
Public Availability: 1/22/2008

08021483

DC
NO ACT
P.E. 12-19-07

January 22, 2008

Received SEC
JAN 2 2 2008
Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: MetLife Life and Annuity Company of Connecticut
Incoming letter dated December 19, 2007

Based on the facts presented, the Division will not object if MLAC stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the fiscal year ended December 31, 2007. In reaching this position, we note that as a result of its merger into MICC, the separate corporate existence of MLAC ceased and all obligations of MLAC under the Registered Contracts became obligations of MICC, and that MLAC has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-1 and those registration statements are effective. We assume that, consistent with the representations made in your letter, MLAC will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the fiscal year ended December 31, 2007.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

PROCESSED
E JAN 3 1 2008
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2008

Mail Stop 3010

Matthew M. Ricciardi
Dewey & LeBoeuf LLP
125 West 55th Street
New York, NY 10019-5389

RE: MetLife Life and Annuity Company of Connecticut

Dear Mr. Ricciardi:

In regard to your letter of December 19, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee, Deputy
Office of Chief Counsel

DEWEY & LEBOEUF

Dewey & LeBoeuf LLP
125 West 55th Street
New York, NY 10019-5389

tel (212) 424-8185
fax (212) 649-9483
mmriccia@dl.com

December 19, 2007

Securities Exchange Act of 1934, Rule 12h-3
Securities Exchange Act of 1934, Section 15(d)

VIA EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N. E.
Washington, D.C. 20549

Re: MetLife Life and Annuity Company of Connecticut (Commission File No. 33-58677);
MetLife Insurance Company of Connecticut (Commission File No. 33-03094)

Ladies and Gentlemen:

We write on behalf of MetLife Life and Annuity Company of Connecticut (formerly known as The Travelers Life and Annuity Company), a Connecticut corporation ("MLAC"), to request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend enforcement action to the SEC if, under the circumstances described below, MLAC files a certificate on Form 15 ("Form 15") to suspend MLAC's reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12h-3 thereunder ("Rule 12h-3"), including the suspension of MLAC's duty to file its Annual Report on Form 10-K for the year ending December 31, 2007. This letter replaces our previous letter on behalf of MLAC dated August 1, 2007.

I. Background

Prior to the completion of the Merger, described below, MLAC had 30,000 authorized shares of common stock, all of which were issued and outstanding. All such shares were held by MetLife Insurance Company of Connecticut ("MICC"), a Connecticut corporation (formerly known as The Travelers Insurance Company). Both MLAC and MICC were, and MICC continues to be, a wholly-owned subsidiary of MetLife, Inc., a Delaware corporation.

Prior to the Merger, MLAC had on file with the SEC three registration statements on Form S-1 (the "Form S-1s"). The Form S-1s were filed by MLAC to register the offer and sale of certain fixed annuity contracts (or the fixed account of a combination fixed and variable annuity contract): (i) MetLife Target Maturity ("MTM") contracts (File No. 333-83076); (ii) Registered Fixed Account Option ("Registered Fixed Option") contracts (File No. 333-49462); and (iii) MetLife Retirement Account Annuity ("MRA") contracts (File No. 333-69753) (collectively referred to herein as ("Registered Contracts"). The Registered Contracts under all three Form S-1s were issued by MLAC. Under Section 15(d) of the Exchange Act, MLAC has been required to file the periodic reports required pursuant to Section 13 of the Exchange Act. MLAC had no securities registered under Section 12(b) or 12(g) of the Exchange Act and, other than the Registered Contracts, had no public securities outstanding.

MICC offers contracts substantially similar to the Registered Contracts pursuant to separate registration statements (File Nos. 333-126255, 333-138472, 333-69793, 333-138473 and 33-33691, respectively). MICC is also required to file periodic reports pursuant to Section 15(d) of the Exchange Act and has filed all reports required to be filed during the preceding 12 months. The consolidated financial statements contained in MICC's Exchange Act reports included the results of its wholly-owned subsidiary, MLAC.

In order to reduce costs and administrative burdens, MLAC and MICC entered into an Agreement and Plan of Merger dated as of June 29, 2007, which provides, among other things, for the merger of MLAC with and into MICC (the "Merger"). The Merger was subject to the approval of the Insurance Commissioner of the State of Connecticut and the Insurance Commissioner of the State of California. The Merger was completed and effective on December 7, 2007. As a result of the Merger, the separate corporate existence of MLAC ceased, MICC is the surviving corporation and all obligations of MLAC, including all obligations under the outstanding Registered Contracts, have become obligations of MICC by operation of Connecticut General Statutes §33-820 without any need for further action by MLAC or MICC.[1] Holders of Registered Contracts will not be issued new contracts; rather, their existing MLAC Registered Contracts will remain in effect, with MICC as the obligor as successor to MLAC.

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[1] Connecticut General Statutes Section 33-820(a)(2) provides that as a result of a merger "[a]ll liabilities of each corporation or other entity that is merged into the survivor are vested in the survivor."

II. Description of the Registered Contracts

MetLife Target Maturity

MTM is a single purchase payment modified guaranteed annuity. Modified guaranteed annuities offer a guaranteed fixed rate of return for a specified period on the contract owner's principal investment if the policy is not surrendered prior to the end of the specified (guaranteed) period. MTM is offered with guaranteed periods ranging from one to ten years. At the end of the initial guaranteed period, a subsequent guaranteed period of one year automatically begins, although the client has thirty days in which to elect a guaranteed period of a different length. If the contract is surrendered prior to the end of the guaranteed period, the surrender may be subject to a market value adjustment. The market value adjustment may be either positive or negative. There is no market value adjustment if the contract is surrendered at the end of a guaranteed period. A full or partial surrender may be subject to a surrender charge. Annuity payments may be made on a fixed basis. If the contractholder should die prior to annuitization, a death benefit is paid to the beneficiary.

Registered Fixed Account Option

Registered Fixed Option refers to the fixed account rider offered in conjunction with three group variable annuity contracts registered on Form N-4: the MRA Contract (issued through either MICC or MLAC prior to the completion of the Merger, and through MICC since then) and Gold Track and Gold Track Select (both of which were and are issued only by MICC.) During the "pay-in" phase of these contracts, the Registered Fixed Option provides guaranteed interest rates for a twelve-month period. At the end of the initial guaranteed period, the company declares a renewal rate for a period that extends to the end of the calendar year. The second and all subsequent renewal rates are declared each January 1 and are guaranteed through December 31 of that year. Guaranteed interest rates may also be declared on a quarterly basis and applied to all purchase payments made within the quarter and to purchase payments previously allocated to the Registered Fixed Option. Transfers between the Registered Fixed Option and the underlying funding options are permitted, but there may be restrictions which limit the amount that may be transferred in certain situations and competing fund restrictions may apply. A full or partial surrender may result in the payment of a sales charge. If the contract is terminated by the group owner, the amount payable to the owner is subject to a market value adjustment, which may result in a smaller or larger distribution from the contract than the amount allocated to the Registered Fixed Option.

MetLife Retirement Account Annuity

The MRA contract is a variable annuity which is registered on Form N-4 and has not been offered by MLAC for some time prior to the completion of the Merger. While the MRA contract may be used for a variety of purposes, it was designed as a "roll-over" Individual Retirement Account annuity. Like other variable annuities, the MRA contract has a "pay-in" phase, where money is accumulated within the contract, and a "pay-out" phase, where the accumulated amounts under the contract are utilized to provide annuity payments. Since it is a variable annuity, the accumulated account value will depend upon the investment experience of the underlying funding options in which the account is invested. Annuity payments may be made on a fixed or variable basis. If the contractholder should die prior to annuitization, a death benefit is paid to the beneficiary. Enhanced death benefits are available for an additional charge. Contract charges include a separate account charge and underlying fund expenses; withdrawal charges may apply upon a partial or full surrender based upon each purchase payment for the first five years.

At annuitization, the contractholder may choose a "Liquidity Benefit." The S-1 registration statement for the MRA contract covers this feature, which permits the contractholder to receive a lump sum distribution equal to all or a portion of the value of the remaining period certain annuity payments in place of receiving those payments. If annuity payments are being made on a fixed basis, the lump sum distribution is in effect subject to a market value adjustment. As a result, the lump sum distribution may be more or less than the accumulated amount applied at the beginning of the payout period to acquire the right to receive the cancelled payments. The amount withdrawn under the Liquidity Benefit is also subject to a 5% withdrawal charge.

Deregistration by MLAC of the Registered Contracts and Registration by MICC of Registered Fixed Option Contracts and MRA Contracts

Concurrently with the Merger, MLAC filed post-effective amendments to all of its Form S-1s to remove from registration any Registered Contracts that remain unsold. Accordingly, investors are no longer able to purchase Registered Contracts from MLAC and, therefore, the protection of Section 15(d) of the Exchange Act is no longer necessary for potential purchasers. MICC filed registration statements on Form S-1, which became effective concurrently with the consummation of the Merger, to enable MICC to accept additional deposits on the Registered Fixed Option contracts originally issued by MLAC and to cover contract owners' election of the payout option with a market value adjustment under the MRA contracts originally issued by MLAC. MICC has also filed a registration statement on Form S-1 for the MTM contracts. From and after the consummation of the Merger, existing owners of Registered Contracts have been and will be able to obtain information concerning the new obligor under their contracts, MICC, from MICC's periodic reports filed under Section 15(d) of the Exchange Act. Consequently, holders of the Registered Contracts do not and will not need to look to MLAC for current information regarding the Registered Contracts. We note in particular that MLAC no longer exists after the Merger, including at the time its Annual Report on Form 10-K for the year ending December 31, 2007 would need to be filed. At that point, holders of the Registered Contracts will hold obligations of MICC, and therefore will look to the information contained in MICC's filings under the Exchange Act. Holders of the Registered Contracts originally issued by MLAC do not and will not need to look to MLAC in any respect, including for payments or other liabilities or obligations under their Registered Contracts, and instead will look to MICC. There are no persons who hold obligations of MLAC and no other members of the investing public who will require information regarding MLAC.

III. Exchange Act Reporting Obligations

MICC as successor to MLAC intends to file a Form 15 to suspend, pursuant to Rule 12h-3(b)(1)(i) under the Exchange Act, MLAC's reporting obligations under Section 15(d) of the Exchange Act with respect to the Registered Contracts. The Form 15 would be filed after the relief sought by this letter is obtained, but on or before the deadline for filing MLAC's Annual Report on Form 10-K for the year ending December 31, 2007, which is due no later than March 31, 2008.

But for the provisions of Rule 12h-3(c), MLAC would qualify for the suspension of reporting obligations pursuant to Rule 12h-3 under the Exchange Act. Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act of 1933, as amended (the "Securities Act") or is required to be updated for purposes of Section 10(a)(3) of the Securities Act. While the Registered Contracts were being offered, each of MLAC's Form S-1s was required to be updated each year for purposes of Section 10(a)(3), and had been updated each year by the filing of a post-effective amendment on or before May 1. MLAC will not be required to update the Registration Statements in 2008 because, with the consummation of the Merger, MLAC is no longer in existence and has discontinued the offer of interests under the Registered Contracts effective as of the consummation of the Merger. MLAC otherwise satisfies the requirements of Rule 12h-3(a) and (b), except that the annual post-effective amendment filings made in April 2007 have rendered MLAC subject to the provisions of Rule 12h-3(c) for the remainder of its fiscal year 2007. Accordingly, MLAC would be prevented from suspending its duty to file periodic reports under Section 15(d) without the relief sought in this letter.

IV. Discussion

We respectfully submit that MLAC should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (1) with the consummation of the Merger, MLAC meets the requirements of Rule 12h-3(a) and (b), (2) Section 15(d)'s purpose of providing current information to purchasers is not at issue in the present circumstances, (3) any benefit of continuing to require MLAC to file periodic reports does not outweigh the burden and expense of making such filings and (4) the SEC has frequently recognized in situations similar to the present one that a literal reading of Rule 12h-3(c) is not always justified.

With the consummation of the Merger, MLAC meets all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a). It has timely filed all required reports for fiscal years 2004, 2005, and 2006 and has timely filed all required reports for fiscal year 2007 due prior to the date of this letter. In addition, as a result of the Merger, MICC has succeeded MLAC under all of the outstanding Registered Contracts and MLAC has no record holders of the Registered Contracts. As a result, it is clear that MLAC meets the criteria for suspension of Exchange Act periodic reporting, but for the application of Rule 12h-3(c).

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release").

These policy concerns are not at issue in the present situation for several reasons. As a result of the Merger, MLAC has ceased to exist as a separate entity and MICC has taken on all obligations of MLAC under the Registered Contracts. Holders of Registered Contracts will look to MICC instead of MLAC for payment of the obligations under the Registered Contracts. As a result, the information that would be contained in MLAC's Form 10-K for the fiscal year ending December 31, 2007 would not provide meaningful information to holders of the Registered Contracts because MICC is now the obligor with respect to the Registered Contracts.

Since MICC is a reporting company, the former MLAC security holders are able to obtain through MICC's reports all the necessary current information regarding the new obligor under their Registered Contracts and do not need to look to MLAC for such information. We respectfully submit that, given this disclosure scheme, requiring MLAC to file its own Exchange Act reports due after the consummation of the Merger, including the Form 10-K for the year ending December 31, 2007, would add little if any benefit to the holders of MLAC's Registered Contracts, compared to the burden of preparing and filing the report. Holders of MLAC's Registered Contracts will have the benefit of the disclosure provided in MICC's Form 10-K for the year ending December 31, 2007.

Especially when the issuer is merging into its parent, which is another reporting company obligated to provide financial statements to the public under the Exchange Act, any concern about providing ongoing current information is not the same concern addressed by the Proposing Release. Moreover, effective with the consummation of the Merger, MLAC has filed post-effective amendments to the Form S-1s to deregister any Registered Contracts of MLAC that remain unsold. Accordingly, investors are not able to purchase securities pursuant to these registration statements and, therefore, the protection of Section 15(d) is no longer necessary for potential purchasers.

A further reason supporting the grant of the no-action relief sought herein is that the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." In this case, by virtue of the Merger, MLAC has ceased to have any holders of its Registered Contracts and holders of outstanding MLAC Registered Contracts have become holders of identical contracts of MICC.

Finally, in several analogous cases, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, e.g., Tele-Communications, Inc. (available March 30, 1999) (Rule 12h-3(c) inapplicable where upon merger the surviving entity assumed all obligations of merged entity, its former wholly-owned subsidiary, and the merged entity no longer existed); Alta Energy Corporation (available August 1, 1994); and PNC Financial Corporation (available March 2, 1987); Bausch & Lomb Incorporated (available November 6, 2007); FoxHollow Technologies, Inc. (available November 2, 2007); Eagle Hospitality Properties Trust, Inc. (available August 30, 2007); WaveRider Communications Inc. (available March 31, 2006); Pacificare Health Systems, Inc. (available March 16, 2006); Unocal Corp. (available October 21, 2005); 3333 Holding Corp., Centex Development Co. (available March 17, 2004); CoorsTek, Inc. (available

August 14, 2003), PayPal, Inc. (available November 13, 2002); ConocoPhillips (available August 23, 2002); CoCensys, Inc. (available November 10, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corp. (available June 7, 1990); and Mtech Corporation (available January 19, 1988). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or had been updated under Securities Act Section 10(a)(3) through incorporation by reference during the fiscal year in question, the Staff provided no-action relief under Rule 12h-3(c), so that the issuer was not required to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other publicly traded securities outstanding. All the more so here, where MLAC has ceased to exist as a result of the Merger, the requested no-action relief is appropriate.

Although MLAC was able to continue to accept deposits on the Registered Contracts until the post-effective amendments to the Forms S-1 were filed concurrently with the Merger to remove from registration any unsold Registered Contracts, we do not believe that the relief requested is any less appropriate for that fact. With the completion of the Merger and the filing of the post-effective amendments, MLAC is no longer able to issue additional Registered Contracts or to accept additional payments on outstanding Registered Contracts, and MLAC's obligations with respect to outstanding Registered Contracts were assumed by MICC by virtue of the Merger. Holders of Registered Contracts will be able to obtain the required disclosures relating to the obligor under their Registered Contracts from MICC's Exchange Act reports. In other cases where a registrant seeking to suspend its Exchange Act reporting obligations following a merger had effective Securities Act registration statements (including registration statements that were filed and declared effective during the fiscal year with respect to which the registrant sought relief) relating to a continuous offering up to the time of the merger, the Staff nonetheless granted relief similar to that requested here. See, e.g., Bausch & Lomb Incorporated, FoxHollow Technologies, Inc., Eagle Hospitality Properties Trust, Inc., WaveRider Communications Inc. and Alta Energy Corporation.

Therefore, because, as a result of the Merger, MLAC has ceased to exist and because financial statements for MICC, MLAC's successor, and other disclosures about the Registered Contracts (comparable to the disclosures historically made by MLAC) will be made available in MICC's own Exchange Act filings, it appears to us to be contrary to the underlying policy of Rule 12h-3(c) to deny MLAC the ability to suspend its reporting obligations under Rule 12h-3 simply because of the updating in 2007 of the Form S-1s.

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, MLAC files a Form 15 to suspend its reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the Registered Contracts registered under Section 15(d), including the suspension of MLAC's duty to file its Annual Report on Form 10-K for the year ending December 31, 2007. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of MLAC to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by email. For convenience, we are also transmitting one copy via overnight courier. Any questions or comments may be directed to the undersigned at (212) 424-8185, Christopher Petito at (202) 986-8283 or Negar Nabavinejad at (212) 424-8328.

Sincerely,

Matthew M. Ricciardi

END